SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 Under
                       the Securities Exchange Act of 1934

                         For the month of November, 2005
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                        Commission File Number 001-13908
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                                  AMVESCAP PLC
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                 (Translation of registrant's name into English)

                 30 Finsbury Square, London EC2A 1AG, ENGLAND
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F  X             Form 40-F
                                 -----                    -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                           ------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                           ------

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes        No   X
                           -------   -------

If "Yes" is marked, indicate below the file number assigned to the registrant in
connection with Rule 12g3-2(b): 82-     N/A
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Description of document filed:  AMVESCAP Results of EGM.
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
                                  AMVESCAP PLC

         RESULTS OF EXTRAORDINARY GENERAL MEETING AND SEPARATE GENERAL
                        MEETING OF ORDINARY SHAREHOLDERS

London , November 1, 2005. AMVESCAP PLC announces the results of the voting by poll on the resolutions put to its Extraordinary General Meeting and Separate General Meeting of Ordinary Shareholders held today, at which the requisite quorums for the meetings were present.


                                                        Votes       % of           Votes       % of           Votes
                                                         For        Votes         Against        Votes      Withheld
                                                                      Cast                       Cast
EXTRAORDINARY GENERAL MEETING
Special Resolution:

To redenominate the ordinary share
capital of the Company from sterling to
U.S. dollars by taking the actions set out
in paragraphs 1 to 7 of the Special
Resolution contained in the Notice of
Extraordinary General Meeting of the                   140,537,855      99.92         107,156       0.08        760,413
Company, dated October 4, 2005 (the "Special
Resolution").

SEPARATE GENERAL MEETING OF ORDINARY SHAREHOLDERS
Extraordinary Resolution:

To consent to: (i) the passing and giving effect
to the Special Resolution; and (ii) each
alteration or abrogation of the special rights         141,706,258      99.90         145,779       0.10        830,688
and privileges attached to the Ordinary Shares
involved in or effected by the Special
Resolution.


All of the resolutions are declared carried by the required majorities.


Ordinary shares in issue            812,149,978
Exchangeable Shares                  27,648,116
                                     ----------
Total shares                       839,798, 094
Total votes                        209, 949,524

Further Information:

Michael S. Perman
Company Secretary
Telephone: +44 (0) 20 7065 3942
November 1,  2005

END

                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                AMVESCAP PLC
                                        ------------------------------
                                                (Registrant)



Date  1 November, 2005                   By   /s/  Michael S. Perman
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                                                (Signature)

                                            Michael S. Perman
                                            Company Secretary